                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Instron Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    457776102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Thomas N. Littman
                       Kirtland Capital Partners III L.P.
                              2550 SOM Center Road
                                    Suite 105
                          Willoughby Hills, Ohio 44094

                                  440-585-9010
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 14 Pages)

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 457776102                                                13D                            PAGE 2 OF 14 PAGES
---------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Kirtland Capital Partners III L.P.
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                     (b) [X]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Ohio
---------------------------------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
    NUMBER OF              0
     SHARES      ----------------------------------------------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY              1,560,115 shares Common Stock**
      EACH       ----------------------------------------------------------------------------------------------------
    REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON WITH             0
                -----------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
---------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 22.5%
---------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN
---------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 42,408 shares held in Instron Corporation's Savings and Security Plan as of December 31, 1998.

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 457776102                                                13D                            PAGE 3 OF 14 PAGES
---------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             ISN Acquisition Corporation
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                     (b) [X]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Massachusetts
---------------------------------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
    NUMBER OF              0
     SHARES      ----------------------------------------------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY              1,560,115 shares Common Stock**
      EACH       ----------------------------------------------------------------------------------------------------
    REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON WITH             0
                -----------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
---------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 22.5%
---------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             CO
---------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 42,408 shares held in Instron Corporation's Savings and Security Plan as of December 31, 1998.

---------------------------------------------------------------------------------------------------------------------

CUSIP NO. 457776102                                                13D                            PAGE 4 OF 14 PAGES
---------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Kirtland Partners Ltd.
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                     (b) [X]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Ohio
---------------------------------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
    NUMBER OF              0
     SHARES      ----------------------------------------------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY              1,560,115 shares Common Stock**
      EACH       ----------------------------------------------------------------------------------------------------
    REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON WITH             0
                -----------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
---------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Approximately 22.5%
---------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             OO
---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 42,408 shares held in Instron Corporation's Savings and Security Plan as of December 31, 1998.

---------------------------------------------------------------------------------------------------------------------

CUSIP NO. 457776102                                                13D                            PAGE 5 OF 14 PAGES
---------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Raymond A. Lancaster
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                     (b) [X]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
---------------------------------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
    NUMBER OF              0
     SHARES      ----------------------------------------------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY              1,560,115 shares Common Stock**
      EACH       ----------------------------------------------------------------------------------------------------
    REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON WITH             0
                -----------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
---------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Approximately 22.5%
---------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN
---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 42,408 shares held in Instron Corporation's Savings and Security Plan as of December 31, 1998.

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 457776102                                                13D                            PAGE 6 OF 14 PAGES

---------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             John G. Nestor
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                     (b) [X]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
---------------------------------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
    NUMBER OF              0
     SHARES      ----------------------------------------------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY              1,560,115 shares Common Stock**
      EACH       ----------------------------------------------------------------------------------------------------
    REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON WITH             0
                -----------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
---------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Approximately 22.5%
---------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN
---------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 42,408 shares held in Instron Corporation's Savings and Security Plan as of December 31, 1998.

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 457776102                                                13D                            PAGE 7 OF 14 PAGES

---------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             William R. Robertson
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                     (b) [X]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
---------------------------------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
    NUMBER OF              0
     SHARES      ----------------------------------------------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY              1,560,115 shares Common Stock**
      EACH       ----------------------------------------------------------------------------------------------------
    REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON WITH             0
                -----------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,560,115 shares Common Stock
---------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
---------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Approximately 22.5%
---------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN
---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 42,408 shares held in Instron Corporation's Savings and Security Plan as of December 31, 1998.

---------------------------------------------------------------------------------------------------------------------

CUSIP NO. 457776102                                                13D                            PAGE 8 OF 14 PAGES
---------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             John F. Turben
---------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                     (b) [X]
---------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]
---------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
---------------------------------------------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
    NUMBER OF              0
     SHARES      ----------------------------------------------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER
     OWNED BY              1,560,115 shares Common Stock**
      EACH       ----------------------------------------------------------------------------------------------------
    REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON WITH             0
                -----------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,560,115 shares Common Stock**
---------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
---------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Approximately 22.5%
---------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN
---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 42,408 shares held in Instron Corporation's Savings and Security Plan as of December 31, 1998.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Instron Corporation, a Massachusetts corporation (the "Issuer"). The address of the Issuer's principal executive offices is 100 Royall Street, Canton, Massachusetts 02021.

ITEM 2.  IDENTITY AND BACKGROUND.

         Kirtland Capital Partners III L.P. ("Kirtland") is an Ohio limited partnership whose principal business is searching for, negotiating, structuring, acquiring, holding, selling and refinancing equity interests in operating businesses on behalf of itself and its affiliates and performing all things incidental to or growing out of such activities. The principal business and office address of Kirtland is 2550 SOM Center Road, Suite 105, Willoughby Hills, Ohio 44094.

         The general partner of Kirtland is Kirtland Partners Ltd. (the "General Partner"). The principal business and office address of the General Partner is 2550 SOM Center Road, Suite 105, Willoughby Hills, Ohio 44094. Pursuant to General Instruction C for Schedule 13D, set forth on Schedule I hereto is certain information regarding the controlling members of the General Partner.

         To the best of Kirtland's knowledge as of the date hereof, during the past five years neither Kirtland nor, to the best of Kirtland's knowledge, any of the General Partner or its members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the best of Kirtland's knowledge as of the date hereof, during the past five years neither Kirtland nor, to the best of Kirtland's knowledge, any of the General Partner or its members has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Kirtland may be deemed to have acquired the beneficial ownership of 1,560,115 shares of Common Stock (which includes 42,408 shares held in Instron Corporation's Savings and Security Plan (the "401(k) Plan") as of December 31,
1998) as a result of provisions of the Voting Agreement (as defined in response to Item 4). The shares of Common Stock to which this statement relates have not been purchased by Kirtland, but Kirtland may be deemed to share the power to vote and dispose such shares under the provisions of the Voting Agreement, which is described in greater detail in response to Item 4 and such item is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         On May 6, 1999, the Issuer, Kirtland, and ISN Acquisition Corporation, a wholly owned subsidiary of Kirtland ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Issuer (the "Merger"). The separate existence of Merger Sub shall cease upon consummation of the Merger, and the Issuer will be the surviving corporation in the Merger (the "Surviving Corporation"). At the Effective Time (as defined in the Merger Agreement), (i) each share of Common Stock will be converted into, and become exchangeable for, $22, and each share of the Series B Preferred Stock of the Issuer will be converted into, and become exchangeable for, one fully paid and non-assessable share of common stock, par value $1.00 per share, of the Surviving Corporation, (ii) the Board of Directors of the Issuer will be replaced by the Board of Directors of Merger Sub, (iii) the Articles of Organization and Bylaws of the Issuer will be replaced by the Articles of Organization and Bylaws of Merger Sub, (iv) the shares of Common Stock will cease to be authorized for listing on the American Stock Exchange, and (v) the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         In connection with the Merger, certain stockholders of the Issuer holding approximately 22.5% of the outstanding shares of Common Stock have entered into a voting agreement with Kirtland and Merger Sub (the "Voting Agreement"), pursuant to which such stockholders have agreed, so long as the Voting Agreement remains in effect, to (i) vote their shares of Common Stock in favor of approval and adoption of the Merger Agreement and the Merger and (ii) abide by certain restrictions on the transfer of shares of Common Stock owned by each such stockholder. The Voting Agreement will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement without consummation of the Merger. Approval and adoption of the Merger Agreement and the Merger requires the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock.

         The purpose of the Voting Agreement is to facilitate consummation of the Merger.

         Except as contemplated by the Merger Agreement and the Voting Agreement, or as otherwise set forth in this Item 4, Kirtland has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

         (h) Causing the Common Stock to be delisted from the American Stock Exchange;

         (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      Any action similar to any of those enumerated above.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4, are qualified in their entirety by references to the copies of the Merger Agreement, which is incorporated into this Schedule 13D by reference, and the Voting Agreement included as Exhibit 2 to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) 1,560,115 shares of Common Stock (including 42,408 shares held in the 401(k) Plan as of December 31, 1998), representing approximately 22.5% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on May 6, 1999, as represented by the Issuer, are subject to the Voting Agreement. By virtue of the Voting Agreement, Kirtland may be deemed to share with the respective stockholders of the Issuer party to the Voting Agreement the power to vote or dispose the shares of Common Stock subject to the Voting Agreement. However, Kirtland (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock subject to the Voting Agreement and (ii) disclaims beneficial ownership of the shares of Common Stock of the Issuer which are covered by the Voting Agreement.

         (c) Other than as set forth in this Item 5(a)-(b), to the best of Kirtland's knowledge as of the date hereof, there have been no transactions in the shares of Common Stock effected during the past 60 days by Kirtland, nor to the best of Kirtland's knowledge, by any affiliate of Kirtland or any of the General Partner or its members.

         (d) To the best of Kirtland's knowledge as of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. A copy of the Merger Agreement is incorporated into this Schedule 13D by reference and a copy of the Voting Agreement is included in Exhibit 2 to this Schedule 13D.

         In connection with the Merger, Kirtland delivered to certain members of management of the Issuer (the "Management Stockholders") a letter, dated May 6, 1999 (the "Management Letter Agreement"), and to certain other stockholders of the Issuer (the "Other Stockholders") a letter, dated May 6, 1999 (the "Other Stockholder Letter Agreement," together with the "Management Letter Agreement," the "Rollover Letters"). Following completion of the Merger, the Management Stockholders and the Other Stockholders will maintain an equity ownership position in the Surviving Corporation. To that end, the Rollover Letters provide for the exchange by the Management Stockholders and Other Stockholders of certain of their shares of Common Stock for shares of Series B Preferred Stock of the Issuer immediately prior to the effective time of the Merger. At the effective time of the Merger, such shares of Series B Preferred Stock will be converted into shares of common stock, par value $1.00 per share, of the Surviving Corporation. References to, and descriptions of, the Rollover Letters as set forth above in this Item 6, are qualified in their entirety by references to the copies of the Management Letter Agreement and the Other Stockholder Letter Agreement, which are included as Exhibits 3 and 4 to this Schedule 13D, respectively, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

         Except as set forth in this statement, to the best of Kirtland's knowledge as of the date hereof, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between Kirtland or any persons with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No.               Description
---               -----------

1 Agreement and Plan of Merger, dated as of May 6, 1999, by and among Instron Corporation, Kirtland Capital Partners III L.P. and ISN Acquisition Corporation (without exhibits) [incorporated herein by reference from Instron Corporation's Current Report on Form 8-K, filed May 11, 1999].

2 Voting Agreement, dated as of May 6, 1999, by and among Kirtland Capital Partners III L.P., ISN Acquisition Corporation, and the stockholders of Instron Corporation identified on the signature pages thereto.

3 Letter Agreement, dated May 6, 1999, from Kirtland Capital Partners III L.P. to the management stockholders of Instron Corporation identified on the signature pages thereto (without exhibits).

4 Letter Agreement, dated May 6, 1999, from Kirtland Capital Partners III L.P. to certain other stockholders of Instron Corporation identified on the signature pages thereto (without exhibits).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 17, 1999                         By:  Kirtland Partners Ltd.,
                                                 its General Partner


                                            By:  /s/ Thomas N. Littman
                                               -----------------------------
                                            Name:  Thomas N. Littman
                                            Title: Vice President

                                   SCHEDULE I

                        Members of Kirtland Partners Ltd.

         The following table sets forth the name, business address and present principal occupation or employment of each controlling member of Kirtland Partners Ltd. ("Kirtland Ltd."), the general partner of Kirtland Capital Partners III L.P. Each such person is a U.S. citizen.



           NAME              TITLE                  BUSINESS ADDRESS                  PRESENT PRINCIPAL
                                                                                         OCCUPATION
Raymond A. Lancaster        Member                 2550 SOM Center Road              Executive Vice President of
                                                   Suite 105                         Kirtland Ltd.
                                                   Willoughby Hills, OH 44094

John G. Nestor              Member                 2550 SOM Center Road              President of Kirtland Ltd.
                                                   Suite 105
                                                   Willoughby Hills, OH 44094

William R. Robertson        Member                 2550 SOM Center Road              Executive Vice President of
                                                   Suite 105                         Kirtland Ltd.
                                                   Willoughby Hills, OH 44094

John F. Turben              Member                 2550 SOM Center Road              Chairman of the Board of
                                                   Suite 105                         Directors of Kirtland Ltd.
                                                   Willoughby Hills, OH 44094

                                  EXHIBIT INDEX
No.      Description
---      -----------

1 Agreement and Plan of Merger, dated as of May 6, 1999, by and among Instron Corporation, Kirtland Capital Partners III, L.P. and ISN Acquisition Corporation (without exhibits) [incorporated herein by reference from Instron Corporation's Current Report on Form 8-K, filed May 11, 1999].

2 Voting Agreement, dated as of May 6, 1999, by and among Kirtland Capital Partners III, L.P., ISN Acquisition Corporation, and the stockholders of Instron Corporation identified on the signature pages thereto.

3 Letter Agreement, dated May 6, 1999, from Kirtland Capital Partners III L.P. to the management stockholders of Instron Corporation identified on the signature pages thereto (without exhibits).

4 Letter Agreement, dated May 6, 1999, from Kirtland Capital Partners III L.P. to certain other stockholders of Instron Corporation identified on the signature pages thereto (without exhibits).